585 South Boulevard E
Pontiac, Michigan 48341

June 20, 2024

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:    Marc Thomas
Robert Klein

Re:        UWM Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2024
File No. 001-39189

Dear Mr. Thomas and Mr. Klein,

This letter sets forth the responses for UWM Holdings Corporation (the “Company” or "we" or "our" or "us") to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2024 regarding the Staff’s review of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 10-Q for the Quarterly Period Ended March 31, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended December 31, 2023, 2022 and 2021
Loan production income, page 43
1.We note your presentation of primary loss as a component of your loan production income. Please tell us and revise your disclosures in future filings for the following.

•Clearly define primary loss and provide an overview discussion of it, such as the typical or average timeframe from loan origination to secondary market loan sale, and if there are differences depending on the type of loan sold.

•To the extent applicable, disclose and discuss any significant components comprising the primary loss (e.g., fair value adjustments, fees charged by investors, compensation earned by the Independent Mortgage Brokers, other, etc.).

•Provide a thorough discussion addressing any specific factors (e.g., fair value movements, amounts attributable to conventional, government, jumbo loans, etc.) driving the changes for the primary loss, and its significant components, during the periods presented.

With respect to the first bullet in the Staff's comment, the Company respectfully advises the Staff that we include disclosure of the components of revenue including the components of loan production income within MD&A (included on page 41 of the Company's Form 10-K for the year ended December 31, 2023), and similar disclosure of the components of loan production income is also included in Note 1 of the financial statements included in this Form 10-K. This disclosure includes the following discussion of the primary gain component:

•primary gain, which represents the premium we may receive in excess of the loan principal amount adjusted for previous fair value adjustments, and certain fees charged by investors upon sale of loans into the secondary market. When the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings;

The average timeframe from loan origination to secondary market sale for loans both originated and sold in 2023 was approximately 15 calendar days, with conventional and government loans averaging approximately 14 calendar days and jumbo and other averaging approximately 34 calendar days.

In re-reviewing these disclosures in light of the Staff's comment, we note that certain of the other separately described components of loan production income are included within the "primary gain (loss)" component of loan production income quantified and disclosed in the table on page 45 of the 2023 10-K. Accordingly, we respectfully advise the Staff that we will modify and clarify the disclosure of the components of loan production income within MD&A and in Note 1 of the annual financial statements in future SEC filings to the following:

Loan production income. Loan production income includes all components related to the origination and sale of mortgage loans, including:

•primary gain (loss), which includes the following:
◦the difference between the estimated fair value or sale price of newly originated loans when sold in the secondary market and the buy price of such originated loans. The buy price of originated loans includes the loan principal amount, as well as any compensation paid by us to our clients (i.e., the Independent Mortgage Brokers) and any lender credits provided by us to borrowers, offset by discount points (if any) paid by borrowers to us to reduce their interest rate. Primary gain (loss) also includes changes in the estimated fair value of loans from the origination date to the sale date, and any difference between proceeds received upon sale (net of certain fees charged by investors) and the current fair value of a loan when sold into the secondary market. When loans are sold with servicing retained, the estimated fair value of the retained and newly originated MSRs is separately recognized apart from the loan and is moved from the "primary gain (loss)" to the "capitalization of MSRs" components of loan production income;
◦the change in fair value of IRLCs and FLSCs (used to economically hedge IRLCs and loans at fair value from the origination to the sale date) due to changes in estimated fair value, driven primarily by interest rates but also influenced by other valuation assumptions;
•loan origination and certain other fees related to the origination of a loan, which generally represent flat, per-loan fee amounts;
•provision for representation and warranty obligations, which represent the reserves initially established at the time of sale for our estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors. Included within these reserves are amounts for estimated liabilities for requirements to repay a portion of any premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans; and
•capitalization of MSRs, representing the estimated fair value of newly originated MSRs when loans are sold and the associated servicing rights are retained.

With respect to the second and third bullets in the Staff's comment, the Company respectfully advises the Staff that it will revise its disclosures in future filings to include additional discussion of the significant drivers of period-over-period changes in the components of loan production income. Following is an illustration of such disclosure as applied to the Form 10-K for the year ended December 31, 2023:

MSRs are an element of the total fair value of originated mortgage loans recognized as part of primary gain (loss) upon loan origination, and are separately recognized and moved between the primary gain (loss) and capitalization of MSRs components of loan production income upon sale of a loan with servicing retained. These components of total loan production income are primarily impacted by market pricing competition, loan production volume, the estimated fair value of MSRs, and the effectiveness of our pipeline hedging strategies, which can be impacted by changes in market interest rates between the lock date and the date a loan is sold into the secondary market.

The total of primary loss and capitalization of MSRs increased approximately $21.2 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. This increase was primarily due to a pricing initiative during the second half of 2022 in which our loan buy prices were increased as part of a pricing strategy aimed at long-term growth of the wholesale channel and our market share, partially offset by a decrease in loan production volume of $19.0 billion, or 14.9%, from $127.3 billion in 2022 to $108.3 billion in 2023. The decrease in production volume was due to lower refinance volume as a result of the higher primary mortgage interest rate environment during all of 2023, partially offset by an increase in purchase volume despite the higher interest rate environment during all of 2023.

The provision for representations and warranties obligations increased by $8.3 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, due to an increase in expected loss rates, partially offset by the decrease in loan production volume. Loan origination fees increased by approximately $5.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, due to increases in certain per loan origination and other fees, partially partially offset by the decrease in loan production volume.

Loan servicing income and Servicing Costs, page 46
2.We note that servicing costs declined from 2022 to 2023 as a result of lower loss mitigation expenses. Please address and revise future filings to describe the nature of the loss mitigation expenses, as well as to quantify the amount of these costs in each period presented, and discuss the period-over-period trends and changes noted in these types of expenses.

The loss mitigation expenses discussed in the referenced section of our 2023 Form 10-K relate to government loans that were originated by the Company and transferred to Ginnie Mae pools and securitized into government-insured mortgage backed securities (MBS), which continue to be serviced by the Company. If these loans become delinquent, the Company as the servicer may work with the borrower to modify the terms of the loan, which could include modifications to the interest rate, loan term, principal balance, etc. in order to bring the borrower current and to mitigate potential further losses associated with a prolonged delinquency. In order to effect a loan modification, the Company purchases the Ginnie Mae pool loan out of the MBS at its outstanding unpaid principal balance, executes the appropriate modification with the borrower, then re-pools and redelivers the loan into a Ginnie Mae MBS at the current market price. As part of these loss mitigation activities, the Company is exposed to market risk based on the difference between the repurchase price and the sale price of the modified loan. Gains and losses from the purchase and resale of these modified loans are classified as servicing costs, as these activities arise from the Company's mortgage servicing rights and obligations. These loss mitigation expenses totaled $2.7 million in 2023 and $21.6 million in 2022. The higher expense in 2022 was attributable to a higher volume of repurchases in 2022 and the significantly increasing mortgage interest rate environment in 2022, which negatively impacted the fair value of the modified loans between the repurchase and redelivery dates.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that to the extent that similar or other types of loss mitigation expenses materially impact servicing costs and related comparisons between periods in the future, the Company will provide additional disclosure in MD&A regarding the nature and amount of such expenses, including a discussion of period-over-period trends and drivers.

Consolidated Statements of Operations, page 65
3.We note that you present total interest income as a component of “total revenues, net” and total interest expense, including both funding facilities and non-funding debt, as a component of total expenses. Please explain your basis for including gross interest income, rather than net interest income, within total revenues on the face of the income statement. In this regard, we note that you already separately disclose, discuss and present a similar measure of net interest income, defined as interest income less interest expense on funding facilities, within the MD&A on page 47. Cite the authoritative guidance or literature supporting your current presentation in your response.

The Company earns interest income on mortgage loans at fair value during the period from origination to sale, and incurs interest expense on two general categories of financing facilities: 1) our warehouse facilities used to fund the origination of mortgage loans, which are generally in the form of master repurchase agreements; and 2) other financing sources, which we refer to as non-funding debt, including our senior unsecured bonds and our secured and unsecured lines of credit.

Article 9 of Regulation S-X requires bank holding companies and banks to present net interest income on the face of their statements of comprehensive income; however, while Article 9 does not preclude non-banks from applying its presentation guidance, this guidance is not directly applicable to the Company, since the Company is not a bank holding company or a bank. We are not aware of any other specific income statement presentation guidance in U.S. GAAP or in SEC Regulation S-X requiring the presentation of net interest income, and have observed diversity in income statement presentation of interest income and interest expense amongst other non-bank mortgage lenders. Accordingly, our income statement has historically included the presentation of total interest income earned on loans held at fair value, and total interest expense incurred on funding and non-funding facilities on a gross basis, separately within the "total revenues, net" and "total expenses" sections of the income statement, respectively.

At the same time, we have observed that investors and other users of our financial statements may find value in additional disclosure of the components of the Company's total interest expense, broken out between expense on funding and non-funding debt, given the economic relationship between interest income and funding debt interest expense. Therefore, we have included disclosure of this additional information within MD&A, along with explanations of some of the key drivers of interest income net of funding debt interest expense and interest expense on non-funding debt.

Form 10-Q for the Quarterly Period Ended March 31, 2024
Notes to Condensed Consolidated Financial Statements Note 8 - Commitments and Contingencies
4.We note your disclosure of Legal Proceedings on page 40. Please revise your financial statement footnotes, in future filings, to include disclosures and information required by ASC 450-20-50 for these potential loss contingencies.

We have included brief descriptions of certain pending legal proceedings other than ordinary routine litigation incidental to the business to which the Company is a party in the "Legal Proceedings" section of our Form 10-Q for the quarterly period ended March 31, 2024, in accordance with Item 103 of Regulation S-K. We respectfully advise the Staff that at the time of the filing of this Form 10-Q, the Company evaluated all pending legal proceedings set forth in this section pursuant to ASC 450 and concluded that it was not probable or reasonably possible that a material loss has been or may be incurred related to these matters. Consequently, no accrual was made for potential loss contingencies and no disclosure was made related to these matters under the guidance in ASC 450 in the footnotes to the financial statements included in our first quarter 2024 10-Q. The Company respectfully acknowledges the Staff’s comment and advises the Staff that we will revise future SEC filings to include the disclosures and information required by ASC 450-20-50 related to these matters, including, as applicable, the reasons why no accrual has been made for a loss contingency, in the "Commitment and Contingencies" footnote to the financial statements.

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact Andrew Hubacker, Chief Financial Officer and Chief Accounting Officer at (248) 833-4369.

Sincerely,
/s/ Andrew Hubacker
Andrew Hubacker

cc:    Kara MacCullough, Esq.
    Greenberg Traurig, P.A.